February 27, 2009

Securities and Exchange Commission
Public Filing Desk
100 F Street, NE
Washington, DC  20549

Re:	Diamond Hill Funds File Nos. 333-22075 and 811-8061

Ladies and Gentlemen:

On behalf of Diamond Hill Funds (“Registrant”), attached for filing is Post-Effective Amendment No. 27 to Registrant's Registration Statement on Form N-1A.

The Amendment is being filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 to provide certain updating information. Pursuant to a conversation with Mr. Kieran Brown, Senior Counsel, Division of Investment Management, this conforms to the enhanced disclosure requirements in the amendments to Form N-1a adopted by Securities and Exchange Commission on November 17, 2009.

Please provide any comments or questions regarding this filing to the undersigned at (513) 878-4070.

Very truly yours,

/s/ Frank L. Newbauer
Frank L. Newbauer
Assistant Secretary